UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66987M604

(CUSIP Number)

Andrea L. Mancuso
460 Herndon Parkway, Suite 150
Herndon, VA 20170
(703) 456-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M604	Page 2 of 5 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings 2, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [X]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,473,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,473,799
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,473,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604	Page 3 of 5 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [X]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,473,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,473,799
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,473,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604	Page 4 of 5 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed on September 16, 2014, as amended by Amendment No. 1 filed on November 21, 2014 and Amendment No. 2 filed on February 26, 2015 (as amended, the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Novatel Wireless, Inc. (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 3. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

On March 26, 2015, HC2 Holdings exercised its warrant to purchase 3,824,600 Shares, at a strike price of $2.26 per Share (the “Warrant”), for a total purchase price of $8,643,596. As an inducement to exercising the Warrant, the Issuer granted HC2 Holdings an additional warrant to purchase 1,593,583 Shares, at a strike price of $5.50. The new warrant is exercisable starting on September 26, 2015 and expires on March 26, 2020. The percentage ownership information in this Amendment No. 3 with respect to the Shares is based on 45,939,859 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014. The Shares underlying the non-exercisable warrant are not deemed to be beneficially owner for purposes of this Amendment No 3.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 23.1% of the Shares.

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(a, b) As of the date hereof, HC2 may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 23.1% of the Shares.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(c) Except as set forth above or previously reported in the Schedule 13D, the Reporting Persons have not effected any transactions in the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2015

HC2 Holdings 2, Inc.
By:	/s/ Mesfin Demise
Name: Mesfin Demise Title: Chief Financial Officer and Director
HC2 Holdings, Inc.
By:	/s/ Mesfin Demise
Name: Mesfin Demise Title: Chief Financial Officer